UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-04978

CUSIP NUMBER 834256208

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D
	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: NOVEMBER 30, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Solitron Devices, Inc.
Full Name of Registrant

Former Name if Applicable

901 Sansburys Way
Address of Principal Executive Office (Street and Number)

West Palm Beach, Florida 33411
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Solitron Devices, Inc. (the "Company") previously planned to file its Quarterly Report on Form 10-Q for the fiscal third quarter ended November 30, 2023 (the "Quarterly Report") by January 16, 2024.

The Company is unable to timely file its Quarterly Report by the January 16, 2024 deadline without unreasonable effort or expense due to the holidays and additional efforts required due to its recent acquisition.

The Company continues to work with the goal and intention of filing the Quarterly Report within the five day extension period provided by Securities Exchange Act Rule 12b-25.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

TIM ERIKSEN	(561)	848-4311
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes   ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Preliminary unaudited net sales for the fiscal 2024 third quarter ending November 30, 2023, were approximately $4.14 million versus $0.58 million in the fiscal 2023 third quarter ending November 30, 2022.  Increased sales were due to the Company’s acquisition of Micro Engineering Inc. (MEI) and normalized shipments in the fiscal 2024 third quarter as compared to the fiscal 2023 third quarter where production and shipments were curtailed due to moving into the company’s new facility, which required stoppage of production, recertification and start up.  Preliminary unaudited cost of sales were $3.06 million in the fiscal 2024 third quarter versus $0.91 million for the fiscal 2023 third quarter.  Included in cost of sales for the fiscal 2024 third quarter was $0.49 million of non-cash inventory expense related to the acquisition of MEI which required MEI’s inventory to be measured at fair value.  Preliminary unaudited selling, general and administrative expenses were approximately $0.86 million for the fiscal 2024 third quarter versus $0.46 million for the fiscal 2023 third quarter.  Included in SG&A expenses in the fiscal 2024 third quarter were $0.20 million of acquisition related expenses.  Preliminary unaudited other income for the fiscal 2024 third quarter was approximately ($0.13) million versus $0.29 million for the fiscal 2023 third quarter.  Preliminary unaudited net income for the fiscal 2024 third quarter was approximately $0.09 million versus ($0.49) million for the fiscal 2023 third quarter.

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SOLITRON DEVICES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date January 17, 2024	By	/s/ Tim Eriksen
TIM ERIKSEN CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

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